UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                             Auto Data Network, Inc.
                                 ---------------
                                (Name of Issuer)

                     Common Stock, $.001 Par Value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    05270Q104
                                   -----------
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                January 17, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

                         (continued on following pages)

CUSIP No. 05270Q104                13D/A                      Page 2 of 10 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3688497
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[_]
                                                             (b)[X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
      SHARES                   2,051,900 shares (See Item 5)
     NUMBER OF    --------------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY              -0- (See Item 5)
      OWNED BY    --------------------------------------------------------------
   EACH REPORTING       9.     SOLE DISPOSITIVE POWER
      PERSON                   2,051,900 shares (See Item 5)
       WITH       --------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               -0- (See Item 5)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,051,900 shares (See Item 5)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                       [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.7% (See Item 5)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                13D/A                      Page 3 of 10 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value
        Offshore Fund, Ltd.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[_]
                                                             (b)[X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
      SHARES                   3,075,900 shares (See Item 5)
     NUMBER OF    --------------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY              -0- (See Item 5)
      OWNED BY    --------------------------------------------------------------
   EACH REPORTING       9.     SOLE DISPOSITIVE POWER
      PERSON                   3,075,900 shares (See Item 5)
       WITH       --------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               -0- (See Item 5)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,075,900 shares (See Item 5)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                       [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        10% (See Item 5)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                13D/A                      Page 4 of 10 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS: Wynnefield Partners Small Cap Value, L.P. I I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-3953291
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[_]
                                                             (b)[X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
      SHARES                   2,841,500 shares (See Item 5)
     NUMBER OF    --------------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY              -0- (See Item 5)
      OWNED BY    --------------------------------------------------------------
   EACH REPORTING       9.     SOLE DISPOSITIVE POWER
      PERSON                   2,841,500 shares (See Item 5)
       WITH       --------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               -0- (See Item 5)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,841,500 shares (See Item 5)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                       [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        9.3% (See Item 5)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP No. 05270Q104                13D/A                      Page 5 of 10 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Wynnefield Capital Management, LLC
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[_]
                                                             (b)[X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        NEW YORK
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
      SHARES                   4,893,400 shares (See Item 5)
     NUMBER OF    --------------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY              -0- (See Item 5)
      OWNED BY    --------------------------------------------------------------
   EACH REPORTING       9.     SOLE DISPOSITIVE POWER
      PERSON                   4,893,400 shares (See Item 5)
       WITH       --------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               -0- (See Item 5)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,893,400 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                       [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        16.0% (See Item 5)(1)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        OO (Limited Liability Company)
--------------------------------------------------------------------------------



(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I

CUSIP No. 05270Q104                13D/A                     Page 6 of 10 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS: Wynnefield Capital, Inc.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)[_]
                                                             (b)[X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        AF (SEE ITEM 3)
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                             [_]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CAYMAN ISLANDS
--------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
      SHARES                   3,075,900 shares (See Item 5)(1)
     NUMBER OF    --------------------------------------------------------------
       SHARES           8.     SHARED VOTING POWER
    BENEFICIALLY              -0- (See Item 5)
      OWNED BY    --------------------------------------------------------------
   EACH REPORTING       9.     SOLE DISPOSITIVE POWER
      PERSON                   3,075,900 shares (See Item 5)(1)
       WITH       --------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                               -0- (See Item 5)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,075,900 shares (See Item 5)(1)
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                       [_]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.7% (See Item 5)(1)
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------


(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

         This Amendment No. 2 ("Amendment No. 2") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on July 24, 2006, as amended by Amendment No. 1 ("Amendment No. 1") filed with the Commission on August 31, 2006 (collectively, the "Schedule 13D") by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Wynnefield Capital Management, LLC ("WCM") and Wynnefield Capital, Inc. ("WCI" and, collectively with Partnership, Partnership - I, Fund and WCM, the "Wynnefield Group"), with respect to shares of common stock, $.001 par value per share, of Auto Data Network, Inc., a Delaware corporation with its principal executive offices located at 5 Centum Place, Lamberts Road, Turnbridge Wells, Kent, United Kingdom (the "Issuer"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         The response to Item 3 is hereby amended and supplemented by adding thereto the following:


         Each of the Wynnefield Group entities which directly beneficially owns Common Stock made their most recent purchases of shares of Common Stock, separately from each other, for the consideration shown in the following table:


                                                                      TOTAL
                                                NUMBER OF          CONSIDERATION
NAME                    DATE OF PURCHASE         SHARES                PAID

Partnership*            January 17, 2007         315,000           $113,400.00
Partnership - I*        January 17, 2007         435,000           $156,600.00
Fund**                  January 17, 2007         500,000           $180,000.00

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

         No member of the Wynnefield Group has purchased any shares of Common Stock since the most recent date in the table above.

         Such shares of Common Stock were paid for from the working capital of each entity in the Wynnefield Group who directly beneficially owns Common Stock. Each entity in the Wynnefield Group maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.


         The response to Item 5 is hereby amended and restated in its entirety by the following:


         (a) - (c) As of January 19, 2007, the Wynnefield Group beneficially owned in the aggregate 7,969,300 shares of Common Stock, constituting approximately 26% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 30,691,390 shares outstanding on January 14, 2005, as set forth in the Issuer's most recent report on Form 10-QSB/A for the period ended November 30, 2004 filed with the Securities and Exchange Commission on May 20, 2005). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:


--------------------------------------------------------------------------------
                                                      Approximate Percentage of
Name                     Number of Shares             Outstanding Shares

--------------------------------------------------------------------------------
Partnership*             2,051,900                    6.7%
--------------------------------------------------------------------------------
Partnership-I*           2,841,500                    9.3%
--------------------------------------------------------------------------------
Fund**                   3,075,900                    10%
--------------------------------------------------------------------------------

*WCM has an indirect beneficial ownership interest in these shares of Common Stock.

**WCI has an indirect beneficial ownership interest in these shares of Common Stock.

WCM is the sole general partner of the Partnership and Partnership-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Partnership and Partnership-I beneficially own. WCM, as the sole general partner of the Partnership and Partnership-I, has the sole power to direct the voting and disposition of the shares of Common Stock that the Partnership and Partnership-I beneficially own.

         Nelson Obus and Joshua Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange
Act) of the shares of Common Stock that WCM may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCM may be deemed to beneficially own.

         WCI is the sole investment manager of the Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that the Fund beneficially owns. WCI , as the sole investment manager of the Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that the Fund beneficially owns.

         Messrs. Obus and Landes are the principal executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as a principal executive officer of WCI, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WCI may be deemed to beneficially own.

         The filing of this Amendment No. 2 and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of the Wynnefield Group, except as described in this Amendment No. 2, none of the members of the Wynnefield Group, any person in control (ultimately or otherwise) of any member of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group, and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

         The Wynnefield Group has made purchases of shares of Common Stock during the last 60 days as follows:

                                              Number of
Name               Date                       Shares             Price Per Share
----               ----                       ------------       ---------------
Partnership        January 17, 2007           2,051,900             $0.36

Partnership - I    January 17, 2007           2,841,500             $0.36

Fund               January 17, 2007           3,075,900             $0.36

         (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

         (e) Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  January 19, 2007
                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                                     By:  Wynnefield Capital Management, LLC,
                                     General Partner

                                     By:  /s/ Nelson Obus
                                          --------------------------------------
                                            Nelson Obus, Managing Member


                                     WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                                     By:  Wynnefield Capital Management, LLC,
                                          General Partner

                                     By:  /s/ Nelson Obus
                                       -----------------------------------------
                                           Nelson Obus, Managing Member


                                     WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND,
                                     LTD.

                                     By: Wynnefield Capital, Inc.

                                     By:  /s/ Nelson Obus
                                          --------------------------------------
                                            Nelson Obus, President


                                     WYNNEFIELD CAPITAL MANAGEMENT, LLC

                                      By:  /s/ Nelson Obus
                                           -------------------------------------
                                             Nelson Obus, Managing Member


                                     WYNNEFIELD CAPITAL, INC.

                                     By:  /s/ Nelson Obus
                                          --------------------------------------
                                            Nelson Obus, President